

FMI Funds

100 East Wisconsin Avenue, Suite 2200
Milwaukee, Wisconsin 53202
800.811.5311
www.fmifunds.com

FMI Large Cap Fund

Investment Objective

The Fund seeks long term capital appreciation through the purchase of a limited number of large capitalization value stocks.

Manager - The FMI Large Cap Fund (the "Fund") is managed by Fiduciary Management, Inc. ("FMI") of Milwaukee, Wisconsin. FMI, founded in 1980, manages approximately $3.3 billion in private accounts, pensions, Taft-Hartley accounts, endowments and mutual funds. FMI is 100% employee owned.

Investment Professionals - Ted D. Kellner, CFA, and Patrick J. English, CFA, are primarily responsible for the day-to-day management of the Fund.

Strategy - The Fund buys good businesses at value prices. Some of the characteristics of good businesses may include high recurring revenue and attractive returns-on-invested capital. A strong orientation to low absolute or relative valuation is key to the execution of the investment strategy. The FMI Large Cap Fund holds approximately 20-25 stocks, with most major industry groups represented. It is a non-diversified investment company; please see the prospectus for further details. Many studies show the benefits of diversification drop dramatically after ten stocks; nevertheless, we still expect the Fund to be somewhat more volatile than a typical large cap value fund.

Fund Information

Inception Date	12/31/2001
Net Assets	$164.5 million
Net Asset Value	$14.79
Expense Ratio	1.00%
Ticker	FMIHX

Top Ten Holdings

Berkshire Hathaway Inc. Cl B	7.6%
CANON INC. SP-ADR	6.1%
Wal-Mart Stores, Inc.	6.1%
Time Warner Inc.	5.7%
Accenture Ltd.	5.4%
Tyco International Ltd.	4.7%
Willis Group Holdings Ltd.	4.7%
Cardinal Health, Inc.	4.5%
TJX Companies, Inc.	4.3%
Praxair, Inc.	4.2%

Portfolio Characteristics

Weighted average market cap	$55.0 billion
Median market cap	$27.8 billion
P/E ratio (forward 4 quarters)	14.3x
Estimated L-T earnings growth rate	10.0%
Return on equity (ROE)	18.0%
Number of holdings	20

Top Ten Sectors



Sector	%
Finance	16.5%
Cash & Cash Equivalents	11.1%
Consumer Non-Durables	11.0%
Retail Trade	10.4%
Distribution Services	7.5%
Electronic Technology	6.1%
Consumer Services	5.7%
Technology Services	5.4%
Producer Manufacturing	4.7%
Process Industries	4.2%
Health Technology	3.9%
All Others	13.5%

Performance	Q3 2006	One Year	Three Years	Since Inception
Fund	**5.72%**	**14.82%**	**16.45%**	**10.17%**
Standard & Poor's 500[1]	5.67%	10.79%	12.30%	5.09%

Note: Returns for periods longer than one year are annualized. Inception of the Fund was 12/31/01. Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary - Retail, finance and industrial services performed well, more than offsetting weak results from communications and distribution services.

For more information about the FMI Family of Funds, including fees and expenses, call 800-811-5311 for a free prospectus (also available from www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

[1] The Standard & Poor's 500 Index consists of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The Standard & Poor's Ratings Group designates the stocks to be included in the Index on a statistical basis. A particular stock's weighting in the Index is based on its relative total market value (i.e., its market price per share times the number of shares outstanding). Stocks may be added or deleted from the Index from time to time.